EXHIBIT 99.1

Brookfield Business Partners Completes 2023 Annual Filings

BROOKFIELD, NEWS, March 01, 2024 (GLOBE NEWSWIRE) -- Brookfield Business Partners (NYSE: BBU, BBUC; TSX: BBU.UN, BBUC) announced today the filing of its 2023 annual reports, including its audited financial statements for the year ended December 31, 2023, on Forms 20-F with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR+.

These documents are also available on our website at https://bbu.brookfield.com (or for Brookfield Business Corporation, at https://bbu.brookfield.com/bbuc/overview) in the Reports & Filings section, on SEC’s website at www.sec.gov and on the SEDAR+ website at www.sedarplus.ca. Hard copies will be provided to unitholders and shareholders free of charge upon request.

Brookfield Business Partners is a global business services and industrials company focused on owning and operating high-quality businesses that provide essential products and services and benefit from a strong competitive position. Investors have flexibility to invest in our company either through Brookfield Business Corporation (NYSE, TSX: BBUC), a corporation, or Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN), a limited partnership. For more information, please visit https://bbu.brookfield.com.

Brookfield Business Partners is the flagship listed vehicle of Brookfield Asset Management’s Private Equity Group. Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR+ and EDGAR, and are available at https://bbu.brookfield.com (or for Brookfield Business Corporation, at https://bbu.brookfield.com/bbuc/overview) under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com	Investors: Alan Fleming Tel: + 1 (416) 645-2736 Email: alan.fleming@brookfield.com